

September 28, 2012

Via E-mail
Michael Rickert
Vice President, Chief Financial Officer and Treasurer
Discover Bank
12 Read's Way
New Castle, Delaware 19720

> **Re:** **Discover Card Master Trust I**
> **Form 10-K for Fiscal Year Ended November 30, 2011**
> **Filed February 21, 2012**
> **File No. 0-23108**

Dear Mr. Rickert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 33.2 Report on Assessment of Compliance with Servicing Criteria – Discover
Exhibit 33.2 Report on Assessment of Compliance with Servicing Criteria – DFS
Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI
Exhibit 33.5 Report on Assessment of Compliance with Servicing Criteria – DBSC
Exhibit 33.6 Report on Assessment of Compliance with Servicing Criteria – BancTec

1. We note that the reports filed by Discover, DFS, DPI and DBSC exclude an assessment of compliance with the criterion in Item 1122(d)(2)(iv) of Regulation AB. We further note that the BancTec report covers certain specified support services, for a certain period of time, with respect to criterion 1122(d)(2)(iv), and the assessment states that BancTec does not have sole responsibility for this criterion. Please supplementally clarify which party has ultimate responsibility for compliance with the 1122(d)(2)(iv).

2. Furthermore, we note that Discover, DFS, DPI, DBSC do not exclude an assessment of compliance with the criterion in Item 1122(d)(2)(i) of Regulation AB. We also note that the reports filed by DFS, DPI and DBSC rely on Telephone Interpretation 17.06 with respect to limited activities required necessary for compliance with criterion 1122(d)(2)(i) which means that each of DFS, DPI and DBSC "has elected to take responsibility" for all of the activities covered by those criteria, subject to the reliance on policies and procedures with respect to vendors' activities. Please supplementally clarify which party has ultimate responsibility for compliance with criterion 1122(d)(2)(i). We also note that the BancTec report covers certain specified services, for a certain period of time, with respect to criterion 1122(d)(2)(i). We assume that because criterion 1122(d)(2)(i) is not excluded from the Discover assessment, that Discover is responsible for ultimate compliance with criterion 1122(d)(2)(i). Please confirm, if true.

Exhibit 33.2 Report on Assessment of Compliance with Servicing Criteria – DFS
Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI
Exhibit 33.5 Report on Assessment of Compliance with Servicing Criteria – DBSC

3. The related servicers' reports do not specifically state which portions of criteria 1121(d)(2)(i), 1122 (d)(4)(iv), 1122(d)(4)(vii) and 1122(d)(4)(viii) are applicable to each servicer and which portions are applicable to vendors, as specified in Telephone Interpretation 17.06. Please tell us which portions of those criteria, if any, are applicable to each of DBSC, DFS and DPI and which portions of those criteria are applicable to vendors. In particular, we note on page 54 of the prospectus supplement filed on November 16, 2011, under the heading "The Discover Card Business– Collection Efforts and Charged-Off Accounts," that DBSC engages in activities which we assume would be covered by criteria 1122(d)(4)(vii) and 1122(d)(4)(viii) and also indicates that if DBSC's efforts are unsuccessful, then "Discover Bank generally places the charged-off account with one or more collection agencies." Please also confirm that you will provide the appropriate disclosure in future filings, either by providing the disclosure and representations specified in Telephone Interpretation 17.06 or by filing a servicer assessment of a collection agency, as applicable.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Acting Office Chief